CAPITAL SENIOR LIVING CORPORATION

May 4, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Capital Senior Living Corporation
Registration Statement on Form S-3 (File No. 333-237624)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Capital Senior Living Corporation, on behalf of itself and Capital Senior Living Properties, Inc. (together, the “Company”), hereby respectfully requests that the effective date of the above referenced Registration Statement be accelerated to 3:30 p.m., Eastern Time, on Wednesday, May 6, 2020, or as soon as practicable thereafter.

Please notify Paul S. Conneely of Norton Rose Fulbright US LLP, counsel to the Company, at (214) 855-7478 upon the effectiveness of the Registration Statement or if you have any questions regarding this request.

Very truly yours,

CAPITAL SENIOR LIVING CORPORATION

By: /s/ David R. Brickman
Name: David R. Brickman
Title: Senior Vice President, General Counsel and Secretary